April 7, 2017

Philip B. Sineneng, Esq.
Thompson Hine
41 South High Street
Suite 1700
Columbus, Ohio 43215-6101

             Re:     Second Nature Series Trust
                     File Nos. 333-216601 and 811-23266

Dear Mr. Sineneng:

      On March 10, 2017, you filed a registration statement on Form N-1A for Second Nature
Series Trust (the "Trust") to register shares of the Childhood Essentials Growth Fund (the
"Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, terms and page numbers from the registration statement.
Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement, unless we indicate otherwise.

PROSPECTUS

General

1. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

2. It appears that certain defined terms in the registration statement are not disclosed in a consistent manner. For example, the definition of "Childhood Essentials" on page 1 of the prospectus differs from the definition of that term on page 4 (i.e., page 1 refers to "raising children," while page 4 mentions the "care of children"). Please rectify such disclosures accordingly. Also, please define any abbreviations at their place of first appearance in the registration statement (e.g., please define "ACH," which appears on page 3 of the prospectus).
 Philip B. Sineneng, Esq.
Thompson Hine
Second Nature Series Trust
April 7, 2017
P. 2 of 9

 Fund Summary

 Fees and Expenses of the Fund (page 1)

3. Item 3 of Form N-1A requires that the fee table's preamble include a cross reference to the
SAI. Please revise the disclosure accordingly.

4. Footnote 2 to the fee table, which discusses Acquired Fund Fees and Expenses ("AFFE"), does not relate to any caption in the body of the table. Please revise the fee table to reflect the
Fund's AFFE. See Instruction 3(f)(i) to Item 3 of Form N-1A.

5. Please confirm that the contractual fee waiver and expense reimbursement agreement referred to in footnote 3 to the fee table will be in effect for no less than one year from the effective date of the registration statement. See Instruction 3(e) to Item 3 of Form N-1A. Also, confirm that any such agreement will be filed as an exhibit in the next pre-effective amendment to the registration statement.

6. Footnote 3 to the fee table indicates, "fee waivers and expense reimbursements are subject to possible recoupment from the Fund [by the Fund's Adviser] within the three years after the fiscal year end during which the fees have been waived or reimbursed." Under this agreement, it appears the recoupment period could extend beyond three years from the date fees were waived (and/or expenses reimbursed) by the Adviser. Given this extension, the Fund may not include the "Fee Waiver and Expense Reimbursement" caption in its fee table, unless the Fund has conducted a Statement of Financial Accounting Standards No. 5 ("FAS 5") analysis and concluded that recoupment is not probable, which should be confirmed in correspondence to the staff. In addition, please confirm that the Fund has provided its auditor with the FAS 5 analysis.

7. In footnote 3 to the fee table, please revise the penultimate sentence to state that, any recapture by the Adviser of fees waived or expenses reimbursed is permissible only to the extent that the amount recaptured, taken together with the fees and expenses of the Fund at the time of recapture, will not exceed the lesser of: (i) the expense cap in effect at the time the fees were waived/reimbursed, and (ii) the expense cap in effect at the time the recapture is sought.
See 2009 Investment Companies Industry Developments Audit Risk Alert
ARA-INV.73.

8. Footnote 3 to the fee table, along with disclosure on page 9 of the SAI, indicates that the
Fund may engage in short sales of securities. Please confirm that an estimate of the expenses associated with short sales is included in the fee table's "Other Expenses" caption.
 Philip B. Sineneng, Esq.
Thompson Hine
Second Nature Series Trust
April 7, 2017
P. 3 of 9

Example (page 1)

9. If the Fund will adjust the Expense Example to reflect the fee waiver/expense reimbursement agreement, please confirm any such adjustment applies only to the period during which the Adviser is obligated to waive fees and/or reimburse the Fund. Also, please confirm that the applicable period extends for at least one year from the registration statement's date of effectiveness.

Principal Investment Strategies (page 2)

Childhood Essentials:

10. The Fund "seeks to achieve its investment objective by investing primarily in domestic equity securities of any market capitalization of growth companies that derive a majority of their revenues from Childhood Essentials." The Fund defines "Childhood Essentials" as
"products and services related to raising children from newborn to age 18, such as [those offered by] pharmacies, national superstores, family restaurants, and children's retail stores."
Further, the Fund indicates "[t]hese companies are integrated into the daily life of essential and everyday spending on infants and children." The staff believes the Fund's definition of
"Childhood Essentials" is overly broad and vague. In particular, the disclosure provides insufficient information regarding how the Fund selects specific issuers for investment. In this regard, please clarify, in plain English, the specific criteria the Fund uses to determine:

       (a)     If a product or service is considered to be a "Childhood
Essential."

       (b) That a company "derives a majority of [its] revenues from "Childhood
               Essentials." For example, how does the Fund determine that a "family restaurant" derives the majority of its revenue from children, as opposed to other persons?

Please note, in providing this clarification the staff would object to disclosure indicating that the Fund merely relies on the Adviser's judgement.

11. Please specify the types of equity securities (e.g., common stock and preferred stock) issued by the domestic issuers in which the Fund may invest, and include attendant risk disclosure. The staff would not object if the Fund added this additional disclosure to the Item 9 section of the prospectus.

12. The last sentence in this section states, the "sub-adviser sells securities when it believes more compelling investments are available." (Emphasis added.) Please clarify, in plain
English, the term "compelling investments" and summarize how the Adviser determines which securities to sell. See Item 9(b)(2) of Form N-1A.
 Philip B. Sineneng, Esq.
Thompson Hine
Second Nature Series Trust
April 7, 2017
P. 4 of 9

Principal Investment Risks (page 2)

13. Please insert a paragraph disclosing the principal risks associated with a growth style of investing.

14. Please disclose the risks of investing in companies offering "Childhood Essentials," including general risks, and those unique to any specific issuer in which the Fund may invest.

Sector Risk (page 2)

15. Will the Fund focus investments in specific industries and/or market sectors? If so, please identify those and include appropriate risk disclosure and revise the Item 4 principal investment strategy disclosure accordingly. See Item 4(b) and General Instruction 2 to
Item 9 of
Form N-1A.

Portfolio Managers (page 3)

16. Please revise the first sentence to state either that the portfolio managers are "jointly and primarily responsible" for the day-to-day management of each Fund's investments or state which portfolio manager is "primarily responsible." See Item 5(b) of Form N-1A. Please make conforming changes throughout the registration statement (e.g., in the "Portfolio Managers" section on page 6).

Additional Information About Principal Investment Strategies and Related Risks (page 4)

17. Certain of the strategies and risks disclosures in this section merely repeat, or are substantially identical to, information already included in the summary prospectus. Please consider revising the disclosure to remove duplicative disclosure. In this regard, Form N-1A provides that the principal investment strategies and risks required by Item 4 in a summary section should be based on the information given in response to Item 9 of the Form, and should be a summary of that information. Form N-1A also provides that information included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. See IM
Guidance Update, No. 2014-08 (June, 2014), available at https://www.sec.gov/investment/im-guidance-2014-08.pdf.

Temporary Investments (page 5)

18. Please clarify in the third sentence that while the Fund is in a temporary defensive position, it may not achieve its investment objective. See Instruction 6 to Item 9(b)(1) of Form N-1A.
 Philip B. Sineneng, Esq.
Thompson Hine
Second Nature Series Trust
April 7, 2017
P. 5 of 9

Portfolio Holdings Disclosure (page 6)

19. If the Fund will make available on its website portfolio holdings information, please state as much here. See Item 9(d) of Form N-1A.

How To Purchase Shares (page 8) and all related sub-headings e.g., Sales Charge Waivers
(page 10)

20. Please revise the disclosure to: (1) briefly describe all arrangements that result in breakpoints in, or elimination of, sales loads; (2) identify each class of individuals or transactions to which the arrangements apply; and (3) state each different breakpoint as a percentage of both the offering price and net amount invested. See Item 12(a)(2) of Form N-1A. See also, Rule
22d-1 under the Investment Company Act of 1940 (the "ICA" or the "Act"). In addition, add the name of each specific intermediary offering variations in, or eliminations of sales loads. See IM
Guidance Update 2016-06, Mutual Fund Fee Structures (Dec. 15, 2016) (https://www.sec.gov/investment/im-guidance-2016-06.pdf), ("IMGU 2016-06").
Please note,
the staff objects to disclosure only indicating that a waiver is available to intermediaries that have entered into an agreement with the distributor because, in our view, such language fails to provide an investor with the specific information he needs to determine if a waiver applies to his circumstances (e.g., the disclosure appearing in the fourth, fifth, and seventh bullet points on page 11).

Class I Shares (page 11)

21. The disclosure in the first sentence stating that Class I shares "are sold
.. . . without an
initial sales charge" is confusing, as it suggests that Class I shares are subject to other types of sales charges. (Emphasis added.) For clarity, please delete the word "initial" from that sentence and make conforming changes throughout the registration statement.

Redemption in Kind (page 14)

22. Please add disclosure explaining that an investor may incur taxable capital gains in converting a security received in-kind into cash.

Frequent Purchases and Redemptions of Fund Shares (page 16)

23. The Fund indicates that it "currently uses several methods to reduce the risk of market timing. These methods include, but are not limited to committing staff to review, on a continuing basis, recent trading activity in order to identify trading activity that may be contrary to the Fund's Market Timing Trading Policy." (Emphasis added.) Please note, when a fund's board has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares, the fund must describe each of those policies, procedures, and restrictions with specificity (e.g., any restrictions on the volume or number, any exchange fee or redemption, any minimum holding period, any restrictions imposed on exchange or purchases
 Philip B. Sineneng, Esq.
Thompson Hine
Second Nature Series Trust
April 7, 2017
P. 6 of 9

submitted by, among other things, overnight delivery, and any right of the fund to reject, limit, delay or impose other conditions on exchanges or purchases). See Item 11(e) of Form N-1A.
Please revise the disclosure in this section to describe the Fund's policies and procedures with such specificity.

SAI

Types of Investments (page 2)

24. The SAI describes certain derivative instruments the Fund may use in implementing its investment strategies. Please review any such disclosures and ensure that they provide information in a manner customized for the proposed Fund operations. Please note that the
Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.
Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly. Additionally, please confirm to the staff that the Fund will not engage in derivative transactions as part of its principal strategies or revise the prospectus accordingly.

Real Estate Investment Trusts (page 10)

25. The second sentence of the first paragraph, states that real estate investment trusts
("REITs") "are publicly traded corporations." Will the Fund only invest in only publicly traded
REITs? If so, revise the disclosure accordingly and include any attendant risks. Otherwise, disclose any other type of REIT in which the Fund may invest (e.g., if applicable, non-traded
REITs that are registered with the SEC) and their attendant risks.

Fundamental Investment Restrictions (page 21)

26. Page 1 of the SAI indicates that the Fund is a diversified series of the Trust. Please add a fundamental investment restriction disclosing the Fund's diversification policy. See Section
8(b)(1)(A) of the ICA and Items 4(a), 4(b)(1), and 16 of Form N-1A. See also
Section 13(a)(1)
of the ICA.

27. Please add disclosure to clarify that the Fund will consider the concentration of its underlying investment companies when determining the Fund's compliance with its concentration policy.
 Philip B. Sineneng, Esq.
Thompson Hine
Second Nature Series Trust
April 7, 2017
P. 7 of 9

Policies and Procedures for Disclosure of Portfolio Holdings (pages 23-24)

28. In the fifth paragraph, please specify the entity that makes the determinations referenced in the last sentence of that paragraph, e.g., the Board of Trustees (the "Board").

29. The last paragraph states that "the Fund's portfolio holdings may be disclosed to, or known by, certain third parties." Please clarify the meaning of "known by." Based on your response, we may have additional comments.

30. The disclosure on page 25 references a "List of Approved Recipients." Is this a reference to the entities listed on page 24? Please revise the disclosure to indicate in a clear manner any current ongoing arrangements to make available information about the Fund's portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. See Item 16(f)(2) of Form N-1A. The disclosure also should include the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed. See Item 16(f)(1) (iii) of Form N-1A.

31. Please clarify the disclosure on page 24 stating the "adviser and sub-adviser personnel may also release and discuss certain portfolio holdings with various broker-dealers." Disclose the
Fund's policies and procedures governing such situations and ensure they are in compliance with all applicable requirements of Item 16(f) of Form N-1A.

Board Leadership Structure (page 25)

32. Please note the registration statement will not be accelerated until the Trust has a properly constituted Board and has completed all other organizational actions required under the ICA.
In particular, we note that the registration statement makes reference to certain Board approvals and Board determinations in the present tense (e.g., Board Risk Oversight). Please supplementally confirm to the staff that such approvals and determinations have been made or will be ratified by a properly constituted Board before the Fund's registration statement is declared effective.

33. Please disclose that the Chairman of the Board is an interested person of the Fund and that the Fund has not appointed a lead independent director. Additionally, explain why the Fund believes that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. See Item 17(b) of Form N-1A.

Trustee Qualifications (page 26)

34. In providing this information in a pre-effective amendment, please ensure that the disclosure indicates the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee to the Fund, in light of the Fund's business and structure. See Item 17(b)(10) of Form N-1A.
 Philip B. Sineneng, Esq.
Thompson Hine
Second Nature Series Trust
April 7, 2017
P. 8 of 9

Compensation (page 27)

35. The second paragraph under this heading states, "[n]one of the executive officers receives compensation from the Trust." Please explain to us why the executive officers would agree to serve without any compensation.

Investment Adviser and Advisory Agreement (page 28)

36. Instruction 4 to Item 19(a)(3) of Form N-1A requires that a registrant with more than one
Series, or a Multiple Class Fund, describe the methods of allocation and payment of advisory fees for each Series or Class. Please revise the disclosure accordingly.

Investment Sub-Adviser and Sub-Advisory Agreement (page 31)

37. Item 19(a)(3) of Form N-1A requires disclosure of the method of calculating the advisory fee payable by the Fund. Please note, the staff considers sub-advisory fees to be payable by the
Fund, regardless of whether the sub-adviser is paid by the Fund or the primary Adviser. In this regard, please be aware that General Instruction A to Form N-1A states that terms used in the form have the same meaning as in the Act. "Investment Adviser" is defined in
Section 2(a)(20)
of the Act and the definition encompasses sub-advisers. Please revise the disclosure to reflect the method of calculating the advisory fee payable to the sub-adviser.

Code of Ethics (page 31)

38. In the first paragraph, in the last sentence, if accurate, please insert the phrase "or held" after "purchased." See Item 17(e) of Form N-1A.

Financial Statements

39. Please confirm that the Fund will include financial statements in a pre-effective amendment to the registration statement. See Section 14(a) of the ICA.

Signature Page

40. At the time the registration statement was originally filed, JoAnn M. Strasser was the sole initial trustee of the Trust. Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the
ICA. Additionally, please note the signature requirements of section 6(a) of the Securities Act of 1933 (the "Securities Act"), which require that the registration statement also be signed by a majority of the Trust's Board, its principal executive officer, its principal financial officer and its principal accounting officer or comptroller.
 Philip B. Sineneng, Esq.
Thompson Hine
Second Nature Series Trust
April 7, 2017
P. 9 of 9

Closing

Response to this letter should be in the form of a pre-effective amendment filed pursuant to
Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of the comments contained in this letter.

Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6352.

                                                           Sincerely,

                                                           /s/ Kimberly A.
Browning

                                                           Kimberly A. Browning
                                                           Senior Counsel